UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2024

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

 CENTRAL PUERTO S.A.

TABLE OF CONTENTS

Item
1.	English translation of an excerpt of the minutes of a meeting of the Board of Directors of Central Puerto S.A. that approved the Financial Statements for the period ended on September 30, 2024, dated November 7, 2024, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on November 7, 2024.
5.	English translation of a notice sent to the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires, or the BCBA) regarding the information set forth in Section 63 of the Buenos Aires Stock Exchange Regulations dated November 7, 2024.
6.	English translation of an excerpt of the minutes of a meeting of the Audit Committee of Central Puerto S.A. dated November 7, 2024, submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on November 7, 2024.

Relevant part of the Minutes of Central Puerto S.A. Board of Directors’ Meeting held on November 7, 2024

Minutes No. 401: In the City of Buenos Aires, on November 7, 2024, the Board of Directors of CENTRAL PUERTO S.A. (the “Company” or “CPSA”, indistinctly) meets, with the presence of directors Osvaldo RECA, Miguel DODERO, José Luis MOREA, Jorge VILLEGAS, Diego PETRACCHI, Tomas WHITE, Marcelo Atilio SUVA, Martina BLANCO and Martin LHEZ. Also present are Messrs. Cesar HALLADJIAN, Eduardo EROSA and Juan NICHOLSON, members of the Company’s Statutory Audit Committee. The Chairman informs that the Meeting is held via videoconference pursuant to Section 23 of CPSA’s Bylaws, which section states that the Board of Directors can hold meetings with members communicated via videoconference. There being enough quorum to hold the meeting, the meeting commences at 11 a.m. and the first point in the Agenda is open for discussion: Then, the (...) third item on the Agenda is put to vote: 3) APPROVAL OF THE CONSOLIDATED INCOME STATEMENT, CONSOLIDATED COMPREHENSIVE INCOME STATEMENT, CONSOLIDATED BALANCE SHEET, CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CONSOLIDATED CASH FLOW STATEMENT, COMPLEMENTARY NOTES, INDIVIDUAL INCOME STATEMENT, INDIVIDUAL COMPREHENSIVE INCOME STATEMENT, INDIVIDUAL BALANCE SHEET, INDIVIDUAL CASH FLOW STATEMENT AND BRIEF FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024. Mr. RECA asks Mr. Juan Avigliano, Accounting and Accounts Payable Manager of the Company, to present the topic. Mr. Avigliano takes the floor and informs that the Board of Directors must consider and approve the Consolidated Income Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Cash Flow Statement, Complementary Notes, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement, and the Brief for the nine-month period ended September 30, 2024. Such documentation was previously known by the Board of Directors. After a short debate and after acknowledging the Statutory Audit Committee report and the reports by the Independent Auditors, the members of the Board of Directors unanimously approve the Consolidated Income

Statement, the Consolidated Comprehensive Income Statement, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Shareholders’ Equity, the Consolidated Cash Flow Statement, Complementary Notes, the Individual Income Statement, the Individual Comprehensive Income Statement, the Individual Balance Sheet, the Individual Cash Flow Statement and Brief for the nine-month period ended September 30, 2024. Mr. Osvaldo RECA remains on the floor and informs the people present about the compliance status with General Resolution No. 611/12 of Comisión Nacional de Valores (Argentine Securities Commission). In that regard, Mr. Osvaldo RECA informs that the Company is aware of the Reconciliation between the Professional Accounting Standards (NCP) and the International Financing Reporting Standards (IFRS) (the “Standards”), which apply to the investments that the Company keeps with Termoeléctrica Manuel Belgrano S.A., Termoeléctrica José de San Martín S.A., Central Vuelta de Obligado S.A., Transportadora de Gas del Mercosur S.A, CP Renovables S.A., Vientos La Genoveva S.A.U, Vientos La Genoveva II S.A.U. and Proener S.A.U., all Companies periodically monitored by the Company. Therefore, it can be concluded that all significant items with a different treatment from the Standards have been considered in the Reconciliation, and the Board of Directors of the Company unanimously approves the Reconciliation thereof. Before adjourning the meeting, Mr. Cesar Halladjian takes the floor, who acts on behalf of the Statutory Audit Committee, and puts on record the decisions taken in this meeting as per the Bylaws, the Argentine Business Entities Act and the CNV Regulations. There being no further business to transact, the meeting is adjourned at 11:45 a.m.

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

BUENOS AIRES, November 7, 2024

Dear Mr./Ms.,

Bolsa de Comercio de Buenos Aires

Mercado Abierto electrónico

Comisión Nacional de Valores

Subject: Information set forth by Section 63 of Buenos Aires Stock Exchange Regulations

Dear Sir /Madam,

We contact you in compliance with the abovementioned section so as to inform that on November 7, 2024, the Board of Directors of Central Puerto S.A. approved the financial statements and other documentation for the period ended September 30, 2024 and has acknowledged the corresponding reports of the Auditor and the Statutory Audit Committee.

Regard being had to the foregoing, we inform the following:

1.	Income (loss) for the nine-month period ended September 30, 2024:

ARS 000
Income (loss) for the period
attributable to shareholders of the Company	76,384,510
attributable to non-controlling shareholding	6,665,794
Total income (loss) for the period- Income	83,050,304

2.	Other comprehensive income (loss) for the nine-month period ended September 30, 2024:

ARS 000
Other comprehensive income (loss) for the period
attributable to shareholders of the Company	950,534
attributable to non-controlling shareholding	134,229
Total other comprehensive income (loss) for the period	1,084,763

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

3.	Total comprehensive income (loss) for the nine-month period ended September 30, 2024:

ARS 000
Net comprehensive income (loss) for the period
attributable to shareholders of the Company	77,335,044
attributable to non-controlling shareholding	6,800,023
Total net comprehensive income (loss) for the period -Income	84,135,067

4.	Shareholders’ equity details divided in items and amounts as of September 30, 2024:

ARS 000
Share Capital – Face Value	1,514,022
Capital adjustment	499,296,604
Statutory reserve	98,096,691
Optional reserve	698,086,838
Other equity accounts	(37,907,694)
Optional reserve for future dividends payment	416,731,435
Retained earnings	77,441,361
Non-controlling shareholding	54,173,067
Total	1,807,432,324

attributable to shareholders of the Company	1,753,259,257
attributable to non-controlling shareholding	54,173,067

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

5.	Controlling shareholding

As a consequence of the merger between Central Puerto S.A., in its capacity as parent company and Operating S.A. (“OPER”), Hidroneuquén S.A. (“HNQ”) and Sociedad Argentina de Energía S.A. (“SADESA”), all in their capacity as acquired companies and, as a consequence of the corresponding acquired companies’ shares swap, none of the shareholders of Central Puerto S.A. holds a controlling interest.

Finally, it is important to highlight the fact that share capital is under public offering and it is listed in the Buenos Aires Stock Exchange (“BCBA”) and; since February 2, 2018, in the New York Stock Exchange (“NYSE”). Therefore, shareholding may experience variations, which the company may not be aware of.

Yours sincerely,

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

Minutes of Central Puerto’s Statutory Audit Committee dated November 7, 2024

In the City of Buenos Aires, on November 7, 2024, at 3 p.m, the members of the Statutory Audit Committee of Central Puerto S.A. (the “Company”), César Halladjian, Eduardo Erosa and Juan Nicholson meet to consider the (...) first item on the Agenda: 1. CONSIDERATION OF THE INCOME STATEMENT, COMPREHENSIVE INCOME STATEMENT, BALANCE SHEET, STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, CASH FLOW STATEMENT, COMPLEMENTARY NOTES AND ANNEXES, AND THE BRIEF FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2024. ISSUANCE OF THE STATUTORY AUDIT COMMITTEE’S REPORT. Mr. Halladjian takes the floor and states that the Statutory Audit Committee must give an opinion on the income statement, the comprehensive income statement, the balance sheet, the statement of changes in shareholders’ equity, the cash flow statement, complementary notes and annexes, and the brief for the nine-month period ended September 30, 2024. After a brief exchange of ideas and taking into account the clarifications and information provided by the Company’s Board of Directors, the members of the Statutory Audit Committee unanimously DECIDE to approve the contents of the Report issued by the Statutory Audit Committee, which is transcribed hereinbelow, and to delegate the task of signing the document to Mr. Cesar Halladjian:

STATUTORY AUDIT COMMITTEE’S REPORT

To the Shareholders of

CENTRAL PUERTO S.A.

Introduction

1.      Pursuant to the regulations set forth in Subsection 5, Section 294 of the Argentine Business Entities Act No. 19 950 as amended (the “Business Entities Act”) and the Listing Regulations of Bolsas y Mercados Argentinos S.A. for the ‘Authorization, Suspension, Withdrawal and Cancellation of the listing of Securities’ (BYMA Listing Regulations), we have examined the attached individual and consolidated financial statements of CENTRAL PUERTO S.A. and its subsidiaries, which are attached herein and which include: (a) the individual and consolidated balance sheet as at September 30, 2024, (b) the individual and consolidated income and comprehensive income statement for the nine-month period ended September 30, 2024, and the consolidated statement of changes in shareholders’ equity as of September 30, 2024 and the individual and consolidated cash flow statement for the nine-month period ended September 30, 2024 and (c) a summary of the significant accounting policies and other explanatory information. The above-mentioned documents are the responsibility of the Company’s Board of Directors in the execution of its exclusive duties.

Scope of the work

2.      Our work consisted of verifying that the information contained in the mentioned financial statements was consistent with the information about the Company’s decisions which were stated in the records, and that those decisions complied with the law and the Bylaws, both regarding formal and documentary requirements. For the purpose of performing this task, we have considered the independent auditor’s reports by the external auditor Pablo Decundo, member of the firm Pistrelli, Henry Martin y Asociados S.A. Such reports dated November 7, 2024 were issued in compliance with the International Standard on Review Engagement 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (“IAASB”). We have not performed any management control, and therefore, we have not assessed the criteria and business decisions regarding the administration, financing, commercialization and production, since it is the Board who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to state an assessment regarding those documents and it is not extended to acts, omissions or circumstances that we do not know, or that could not be inferred from the analysis of the information received by this Statutory Audit Committee during the execution of its duties. We consider that our work and the external auditor’s reports are a reasonable ground on which we can base our report.

Conclusion

3.      Based on our review and the reports dated November 7, 2024, issued by accountant Pablo Decundo, as member of the firm Pistrelli, Henry Martin y Asociados S.A., which review and reports were mentioned in paragraph 1, we found no evidence to conclude that the condensed interim financial statements mentioned in paragraph 1 were not prepared, in all their significant aspects, pursuant to the relevant regulations established in the Business Entity Act and Comisión Nacional de Valores (Argentine Securities Commission) and the IAS 34.

Report on other legal and regulatory requirements

4.	Pursuant to current regulations, we inform that:

a)     The individual and consolidated financial statements indicated in paragraph 1 arise from accounting records carried, in their formal aspects, pursuant to the legal provisions in force.

b)    The individual and consolidated financial statements indicated in paragraph 1 are recorded in the Inventory Book and they comply with the Business Entities Act and the relevant resolutions by the Argentine Securities Commission, to the scope of our competence.

c)     We have read the “Brief for the periods ended September 30, 2024, 2023, 2022, 2021 and 2020” and regarding our scope of work, we have no observations to make.

d)    It is hereby expressed that the Company has complied with the provisions by Section 294 of the Business Entities Act which were considered necessary pursuant to the circumstances, in order to verify the compliance by the Company’s governing bodies with the Business Entities Act, the Bylaws and the decisions adopted at Shareholders’ Meetings, and there are no observations to be made.

City of Buenos Aires, November 7, 2024.

By the Statutory Audit Committee

CÉSAR HALLADJIAN

Statutory Auditor

The signing of the Financial Statements and the Statutory Audit Committee’s Report is delegated to Mr. Cesar Halladjian unanimously. (…) There being no further business to come before the meeting, the meeting is adjourned at 3.30 p.m.

César Halladjian	Eduardo Erosa	Juan Nicholson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: November 12, 2024	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact